					EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended
(in thousands)	March 31,
	2006		2005
Including Interest on Deposits:

Fixed charges:
Total interest expense	$49,711		$37,513
Interest portion of rent expense	199		200
Fixed charges including interest on deposits	$49,910		$37,713

Earnings:
Net income	$16,417		$17,307
Income taxes	7,178		7,687
Fixed charges, as above	49,910		37,713
Earnings for purposes of calculation	$73,505		$62,707

Ratio of earnings to combined fixed charges including
interest on deposits	1.47	x	1.66	x

Excluding Interest on Deposits:

Fixed charges:

Total interest expense excluding interest on deposits	$28,349		$22,325
Interest portion of rent expense	199		200
Fixed charges excluding interest on deposits	$28,548		$22,525

Earnings:
Net income	$16,417		$17,307
Income taxes	7,178		7,687
Fixed charges, as above	28,548		22,525
Earnings for purposes of calculation	$52,143		$47,519

Ratio of earnings to combined fixed charges excluding
interest on deposits	1.83	x	2.11	x